                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-17288

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q    [ ] Form N-SAR

For Period Ended:                   June 30, 2002
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[ ]   Transition Report on Form 10-K       [ ]  Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F       [ ]  Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

            Read attached  instruction sheet before preparing form. Please print or type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

            If the  notification  relates  to a portion  of the  filing  checked above, identify the Item(s) to which the notification relates:__________________
________________________________________________________________________________

                         Part I. Registrant Information

Full name of registrant Tidel Technologies, Inc.
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Former name if applicable
                         -------------------------------------------------------

5847 San Felipe, Suite 900
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Address of principal executive office (Street and number)

   Houston, Texas 77057
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City, State and Zip Code

                        Part II. Rule 12b-25 (b) and (c)

            If the subject report could not be filed without unreasonable effort or expense and the  registrant  seeks  relief  pursuant to Rule  12b-25(b),  the following should be completed. (Check appropriate box.)

[X]         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b)   The subject  annual  report,  semi-annual  report,  transition report on Form 10-K,  20-F,  11-K or Form N-SAR,  or portion thereof will be filed on or  before  the 15th  calendar  day  following  the prescribed due date; or the subject  quarterly  report or transition report on Form 10-Q,  or portion  thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]         (c)   The  accountant's  statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                               Part III. Narrative

            State below in  reasonable  detail the reasons why Form 10-K,  11-K,
20-F,  10-Q,  N-SAR or the transition  report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The  Registrant  was  unable to file the Form  10-Q for the  quarter ended June 30, 2002 (the "Report") without unreasonable effort or expense due to the  related  delays  in  gathering  information  for  inclusion  in the  Report associated therewith.

                           Part IV. Other Information

            (1)  Name and  telephone  number of person to  contact  in regard to this notification

                 Leonard L. Carr, Jr.         (713)                 783-8200
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                       (Name)              (Area Code)        (Telephone number)

            (2) Have all other  periodic  reports  required  under Section 13 or
15(d) of the  Securities  Exchange  Act of 1934 or Section 30 of the  Investment
Company Act of 1940 during the  preceding 12 months or for such  shorter  period that the  registrant  was  required to file such  report(s)  been filed?  If the answer is no, identify report(s).
                                                                 [ ] Yes  [X] No

                 Part III of Annual  Report on Form 10-K for the  twelve  months ended September 30, 2001

            (3) Is it  anticipated  that any  significant  change in  results of operations  from the  corresponding  period  for the last  fiscal  year  will be reflected by the  earnings  statements  to be included in the subject  report or portion thereof?

                                                                 [X] Yes  [ ] No

            If so:  attach  an  explanation  of  the  anticipated  change,  both narratively and  quantitatively,  and, if  appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

            In the  quarter  ended  June 30,  2001,  the  Registrant  recorded a provision  for bad debts of  $18,000,000  related to the  collection of accounts receivable  from Credit Card Center and a charge of $2,344,000 to fully amortize debt  issuance  costs as a result of the "put" of the  Registrant's  convertible debt.  There were no such charges in the quarter ended June 30, 2002.

                            Tidel Technologies, Inc.
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                  (Name of registrant as specified in charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date   August 15, 2002                   By: /s/ Leonard L. Carr, Jr.
     ------------------                      -----------------------------------
                                          Name:  Leonard L. Carr, Jr.
                                          Title: Secretary

Instruction. The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing  the form  shall  be typed or  printed  beneath  the  signature.  If the statement is signed on behalf of the registrant by an authorized  representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional  misstatements  or omissions  of fact  constitute  Federal  criminal violations. (See 18 U.S.C. 1001).